SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022
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SILICOM LTD.

 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the "Registrant" or the "Company") held an Annual General Meeting of Shareholders on June 7, 2022 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the "Meeting"). Copies of the Notice of Annual General Meeting (the "Notice"), Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on May 5, 2022, as amended on Form 6-K/A on May 12, 2022. The Registrant is announcing that the following resolutions were duly approved by the shareholders of the Company at the Meeting: (i) approval of the Company’s Articles of Association, (ii) re-election of Avi Eizenman  the Company's Active Chairman, to the Company's Board of Directors, to hold office as director for a two-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2024, and until his successor has been duly elected; (iii) the election of Mr. Ilan Erez, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until his successor has been duly elected; (iv) the election of Ms. Ayelet Aya Hayak, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until her successor has been duly elected; (v) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") to Mr. Avi Eizenman,; (vi) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer; (vii) approval of an increase in the monthly base salary of Mr. Avi Eizenman; (viii) approval of an increase in the monthly base salary of Mr. Yeshayahu (‘Shaike’) Orbach; (ix) approval of the Compensation Package for Mr. Liron Eizenman, who will be appointed as the Company’s new President and Chief Executive Officer, commencing July 1, 2022; (x) approval of the grant of 50,000 options to purchase Ordinary Shares of the Company to Mr. Liron Eizenman, upon the commencement of his term as the Company’s new President and Chief Executive Officer, on July 1, 2022; and (xi) the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as independent public accountants of the Company for the year ending December 31, 2022 and until the next General Meeting of Shareholders and authorization of the Audit Committee to fix the compensation of such auditors.

The resolution relating to the approval of the renewed Amended Executive Compensation Policy attached to the Notice as Exhibit B (the "Amended Policy"), was not approved at the Meeting.

The Company’s compensation committee (the “Committee”) and Board of Directors (“Board”) each convened on June 12, 2022, and having reviewed and reconsidered the Amended Policy, determined that despite the rejection of the Amended Policy by the Meeting, the Amended Policy was for the benefit of the Company. The Company’s Compensation Committee and Board of Directors, based their decision on the following reasons:

The new Amended Policy was generally the same as the existing compensation policy, with certain syntactical and minor changes. The only substantive changes to the existing compensation policy were as follows:

a.	To delete references to External Directors (as defined under the Law) since the Company is no longer required to have, and no longer has serving, any External Directors.

b.
To increase in the maximum percentage of the annual total compensation package that each of the Company’s directors and officers (the “Executives”) can receive in the form of variable compensation (the “Ratio”) to 88% (from 80%).

c.	To authorize the board to reduce or not award any Executive's variable compensation, even where performance targets have been met.

•
The Committee noted that the existing compensation policy was approved by the Committee and Board in 2019 because it was determined at that time to be a robust and effective policy and for the benefit of the Company. It was also approved by the shareholders at their annual general meeting in 2019. The Committee further noted that the existing policy (which is largely similar to the original policy adopted in 2013) has been a successful policy that has proved itself over time, as evidenced by the fact that since its original adoption in 2013, no Executive of the Company who has been impacted by the policy has left the Company. On the basis of the foregoing, the Committee determined that it was self-evident that the Amended Policy as a whole (without taking into account the substantive amendments from the existing policy), is for the benefit of the Company.

•
The change referred to in 1(a), is entirely technical in nature and reflects the current circumstances of the Company. Consequently, the Committee and Board determined that it was logical and in the interest of the Company, to remove such references.

•
The change referred to in 1(b), reflects a combination of factors: (i) the highest Ratio among all Company’s Executives has been historically (and is anticipated to continue in the future), related to the compensation of the CEO;  (ii) the fixed cash remuneration of the Company’s CEO is relatively low compared to other Israeli companies traded on the NASDAQ, as shown in comparative materials presented to the Committee and Board members; and (iii) that since 2013, when the Ratio was first set, the Company’s share price has increased from approximately $15 to approximately $37. The result of the combination of foregoing factors, has been that the maximum Ratio over the last three years has increased steadily and is likely to continue to increase. Each of the Company’s Committee and Board determined that since the current cash bonus formulas and equity grant methodology has enabled the Company to retain its top management, it is in the Company’s best interests (i) to maintain the same variable compensation components; and (ii) that while the 80% threshold has not yet been crossed, to amend its compensation policy to cover for potential future cases where the value of variable compensation, especially the equity part of it, will increase more rapidly than the total compensation.

•
Regarding the change referred to in 1(c), the compensation committee and board of directors determined that while in most cases cash bonuses should be based on performance, in extreme cases, it is important to take external factors into account, such as general economic conditions and future projections, and as a result, each of the Company’s Committee and Board may need to exercise their discretion and reduce or not award a cash bonus, even where performance targets have been met. The Committee and Board determined that by providing greater discretion over the award of bonuses to Executives, such change is for the benefit of the Company.

In light of the foregoing, each of the Committee and Board determined that the Amended Policy as presented at the Meeting, was for the benefit of the Company and approved such Amended Policy.

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd. (Registrant) By: /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  June 13, 2022